Filed Pursuant to Rule 433

Issuer Free Writing Prospectus,

dated February 4, 2025,

File No. 333-280282

Safe Harbor and Forward - Looking Statements Brag House Holdings, Inc. (the “Company” or “we”) has filed a registration statement, including a preliminary prospectus, with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333 - 280282) in connection with the offering to which this presentation relates. Sales of the securities of the Company offered pursuant to the registration statement may not be made or offers for such securities accepted prior to the registration statement becoming effective. Before you invest, you should read the registration statement, the preliminary prospectus included within the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You can obtain a copy of the preliminary prospectus for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the preliminary prospectus, which you may request by emailing info@thebraghouse.com. This presentation may not be reproduced, forwarded to any person or published, in whole or in part. The Company is not soliciting offers to buy securities of the Company in any jurisdiction where the offer or sale is not permitted. This presentation contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties, including statements regarding overall strength and stability of the esports industry in the United States and globally, changes in consumer demand for, and acceptance of, our services and the games that we make available for our tournaments and other experiences, as well as online gaming in general, our ability to generate consistent revenue, our ability to effectively execute our business plan and the sufficiency of our cash resources. All statements, other than statements of historical facts, contained in this presentation, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make as a result of various risks and uncertainties, including but not limited to: whether we will be able to successfully conduct our business plan on our expected timelines, or at all, whether our cash resources will be sufficient to fund our foreseeable and unforeseeable operating expenses and capital expenditure requirements on our expected timeline and other factors included in the “Risk Factors” section of the Company’s filings with the SEC in the future. Any of these outcomes could cause our actual results to differ from those contained in the forward-looking statements of the Company’s filings with the SEC. The forward-looking statements contained in this presentation reflect our current views as of the date of this presentation with respect to future events, and we assume no obligation to update any forward-looking statements except as required by applicable law. The Brag House name is our trademark. Any trademarks, trade names and service marks appearing in this presentation are the property of the Company. We have omitted the ® and designations, as applicable, for any trademarks named in this presentation.

Brag taps into the Immense spending power of Gen Z through gaming and authentic engagement, positioning our platform as a leading destination TRADITIONAL MARKETING STRUGGLES TO REACH THE ELUSIVE GEN Z THAT PREFER AUTHENTIC AND DIFFERENTIATED CHANNELS. NON - PROFESSIONAL GAMERS REPRESENT MORE THAN 99% OF ALL GAMERS WORLDWIDE. CASUAL GAMERS AND WOMEN GAMERS ARE NOT THE FOCUS OF MORE THAN 93% OF ESPORTS ORGANIZATIONS BRAG OFFERS A SOLUTION FOR BRANDS TO CONNECT WITH GEN Z INCLUSIVELY THROUGH AUTHENTIC GAMING EXPERIENCES.

BRANDS FAIL TO ATTRACT CASUAL GEN Z GAMERS THROUGH EXISTING SOLUTIONS

BRANDS INVEST HEAVILY IN DIGITAL MARKETING, YET GEN Z REMAINS ELUSIVE AND DIFFICULT TO CONVERT, HIGHLIGHTING THE NEED FOR INNOVATIVE PLATFORMS

Who are Gen Zs:

- Large percentage of US population
- Deeply care about others
- **Strive for a diverse community**
- Social and highly collaborative
- Value relevance and **authenticity**

Brands must reach Gen Z.

Gen Zs don't turn on TV, and the Apps they use are varied.

Brands use a **costly firehose approach**, which leads to mediocre and inauthentic engagement.

BRANDS ARE DESPERATE FOR A SOLUTION, AND BRAG HAS IT!

STREAMLINED MARKETING MODEL FOR BRANDS TO CONNECT WITH GEN Z BY COMBINING TWO OF AMERICA’S GREATEST PASSIONS: COLLEGES AND VIDEO GAMES. BRAG’S SOLUTION PROBLEM WHY BRAG WORKS o Digital home for college students o Social, gaming and media in one App o Open to all o Fragmented audience o High barrier to entry o Professional - focused o Built - in audience o Focused on fun o Easy to use o Sponsor events , campaigns & more o User and brand alignment o Aggregated data o Multiple platforms & Apps o ‘Spray and pray’ interaction o Dispersed data o One - stop marketing solution o Authentic interaction o Enriched data Brag Solves that!

Strategic Partnership with Learfield AMPLIFYING REACH THROUGH STRATEGIC ALLIANCES Expansive Network Access : Media rights over nearly 200 Division 1 athletic programs and conferences across the U.S. Role as Gaming Extension : Brag to introduce gaming and esports events into Learfield’s media rights properties of traditional college sports. Expansive Data Insights : Brag believes this partnership will enhance its ability to securely collect and analyze data on Gen Z, improving the platform's data model for more targeted marketing strategies. Strategic Growth : Brag believes its revenue model will be amplified through the shared sponsorship earnings of this partnership and further validate marketing and data strategy for engaging Gen Z.

The Technology Powering Brag BRAG ENTERED INTO TWO TECHNOLOGY AGREEMENTS WITH ARTEMIS AND EVEMETA TO ADVANCE PLATFORM INNOVATION With the purpose of enhancing the technology powering the Brag platform and provide cutting - edge solutions to our users and brands , Brag entered into agreements with two innovative tech companies: Artemis and EVEMeta, whose clients including Zee Entertainment, a media conglomerate. Brag intends to integrate their existing proprietary solutions and develop new solutions, including Machine Learning algorithms for advances predictive analytics and user engagement. ARTEMIS : o Cutting - edge machine learning for predictive analytics o Deep understanding of Gen Z user behavior o Empowering brands with hyper - personalized campaigns EVEMETA : o Optimized data infrastructure for enhanced performance o Significant cost savings for increased efficiency o Streamlined data flow to and from Brag House servers.

Market Size: Market Players: TWITCH – LEADER, TOP - DOWN MODEL, NOT CASUAL YOUTUBE – LEADER, TOP - DOWN MODEL, NOT LIVE STREAM, GAMER OR STREAMER FRIENDLY DISCORD – USED BY GAMERS TO COMMUNICATE DUE TO LIMITATIONS OF OTHER PLATFORMS FACEBOOK – HAS LIMITED GAMES, GENERIC STEAM – HAS GAMES, LIMITED SOCIAL VS THE GLOBAL ESPORTS MARKET IS GROWING RAPIDLY, WITH REVENUES PROJECTED TO REACH 9.29 BILLION USD BY 2032. BRAG BELIEVES THIS PROVIDE INDICATING FOR SIGNIFICANT OPPORTUNITIES FOR PLATFORMS LIKE BRAG TO CAPTURE A SUBSTANTIAL SHARE OF THE MARKET.

BRAG'S ROADMAP

SCALING ENGAGEMENT AND DATA-DRIVEN INSIGHTS

PHASE ONE
BUILDING THE COMMUNITY

- Collegiate Leads Presence (Brand Ambassadors)
- Communicating Directly with Key Demographic
- Organic Growth



PHASE TWO
LAUNCHING B2B SOLUTIONS

- Authentic Engagement for Brands through Brag
- Digital & In-Person Activations
- Product Placement



PHASE THREE
SCALING USER ENGAGEMENT

- Multi-tiered Memberships Model
- Enhanced Livestreaming Interactivity with Audience
- Casual Gamer Rewards


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PHASE FOUR
ACTIONABLE DATA INSIGHT

- Predicting User Behavior Trends (anonymously)
- Data Insights Model (New B2B Revenue Path)
- 100% User Transparency

Phase one – building the community GAMING SOCIAL Live Streaming Watch Party Profiles Chat & Comments Bragging Loyalty Tokens Shopping & Prizes Tournaments SOLVING B2C CHALLENGES IN SOCIAL ENGAGEMENT THROUGH GAMING Brag is the one place for students, friends, alumni and fans to bond via digital and live activations. Bringing together the fun of social with the ‘fierce’ of college rivalries, we deliver what Gen Z really wants.

PHASE TWO – BRAG B2B SOLUTION FOR BRANDS

SOLVING B2B CHALLENGES FOR GEN Z MARKET PENETRATION THROUGH GAMING

With video games, there is no line between fans and players – anyone can be part of the fun, and the more fun there is, the more people join. It is a funnel that fills itself, and the brands understand immediately why **Brag** matters.

EXPOSURE

- Sponsored Gamers
- Sponsored events & branding
- Creation of creative assets
- Live Stream & Video-on-Demand ("VOD") overlays
- Hosts/broadcasters scripts
- Branded landing pages
- AI-driven brand insertions

ENGAGEMENT

- User generated & official Brag events
- In-person and virtual
- Local & Nationwide
- Live & VOD
- Tournaments
- Watch Parties
- Token Sponsorship

GROWTH

- Virtual store to redeem prizes
- 'Buy now' links & mentions
- Customized sponsor offers & promos
- Geolocation for targeted offerings
- Success dashboard reports
- Affiliate program
- Early customer adoption


BRAG HOUSE
Brags On Match
HOT BRAG
Championship | UTD vs RICE UNIVERSITY
How Many matches will end under the four minute mark?
0-1
2-3
4-5
6-7
BB Entered:
Go To McDonald's
Total BB: 11K


BRAG HOUSE
FIFA23


BRAG HOUSE
Coke
Store

BRAG TRACTION

BRAG'S SUCCESS MODEL

Brag Aims to Provide Brands With High Engagement And Cost-effective Reach To **Millions** Of College Students.

BY LEVERAGING OUR ONLINE AND IN-PERSON ESPORTS TOURNAMENTS AND ACTIVATIONS, WE ACHIEVE:

3X lower Cost per Click (CPC):
Our innovative approach boasts a remarkable $0.24 CPC, outperforming the industry average of $0.70

2X lower Cost per Thousand Impressions (CPM):
We deliver a cost-effective CPM of $3.10 compared to industry average of $5.64

1.75X longer viewers exposure during live streams:
On avg. our live streamed are viewed for 19 minutes per user, compared to the industry avg. of 11 minutes.

5X higher engagement on social media:
On avg. our social media presence gains an engagement rate of 7.76%, compared to the industry avg. of 1.5%

Return on Investment (ROI): Our success led to multi-years partnerships with brands such as Coca-Cola, McDonald's and Fort Worth Sports Commission.

NOTEWORTHY GROWTH ACHIEVEMENTS:

- $667,000 Earned B2B Revenue (From Inception through 12.31.2024)
- 1.4 Million Video Views (From Inception through 12.31.2024)
- 8 Million+ Social Media Impressions (From Inception through 12.31.2024)
- Gross Profit Margin of 90% in 2023
- Reduced Operating Cost By $1.4 Million in the 21 Months Ended September 30, 2024 (Versus the Same Period Ended September 30, 2023)

PHASE THREE – SCALING USER ENGAGEMENT (Q2 '25)

EXPANDING USER ENGAGEMENT AND REVENUE WITH TIERED MEMBERSHIPS

Free	$2.99/m	$4.99/m	$4.99/m	$7.99/m
BRAGGER	**BRAGGER+**	**GAMER**	**STREAMER**	**ULTIMATE**
◦ Entry-level Membership ◦ Create And Custom User Profile ◦ Place Brag Predictions using Brag Bucks ◦ Redeem Won Loyalty Tokens Through Our Virtual Store For Prizes ◦ Create Livestreams Incl. Brag Predictions ◦ Spectate and Chat in Other Users' Livestreams ◦ Register For Tournaments (Hosted By Brag Or Fellow Users) ◦ Claim Free Daily Chest Spin For Brag Bucks ◦ Purchase $1, $2.5 or $5 Brag Buck Chest Package	◦ 1st Paid Membership Level ◦ All Features And Benefits Of Freemium Bragger Membership ◦ Multiplier Factor for the Free Daily Chest Spin for Brag Bucks ◦ Multiplier Factor for the Purchased Brag Buck Chest Packages ◦ 10% Discount on all items by Brag on the Virtual Store ◦ Access to all Sponsor and Brand Partner Loyalty Tokens on our Platform	◦ All Features And Benefits Of Bragger+ Membership ◦ 50% Discount on Entry Fees for all Brag Tournaments ◦ Early Registration for all Brag Tournaments ◦ Assistance Developing a Gamer Portfolio ◦ Access to Exclusive Brag Community Channels ◦ 15% Discount on all items by Brag on the Virtual Store	◦ All Features And Benefits Of Bragger+ Membership ◦ Livestreams Featured on the Brag Platform ◦ Access to Educational Sessions by Experienced Streamers to Improve Stream Quality and Grow the Community ◦ Early Registration for all Brag Tournaments ◦ Access to Exclusive Brag Community Channels ◦ 15% Discount on all items by Brag on the Virtual Store	◦ Most Premium Paid Brag Membership ◦ All Features And Benefits of Gamer And Streamer Memberships ◦ 2 Entry-Free Tournaments per Month for all Brag Tournaments ◦ Access to Overlays and custom Creative Assets for Livestreams ◦ 25% Discount on all items by Brag on the Virtual Store

Phase four – actionable Data insights Deep User Profiles : Gain understanding to Gen Z's online communities, interests, and brand affinities. Lifestyle Data : Gain insights to shopping and dining habits and preferences, and preferred payment methods. Behavior Insights : Witness their browsing habits, content consumption patterns, and purchasing preferences. Laser - Focused Marketing : Craft highly targeted campaigns that resonate with Gen Z needs and desires. Hyper - Personalized Engagement : Tailor messaging and offers to individual preferences, maximizing conversion rates. Predictive Analytics : Forecast future trends and adapt strategies to stay ahead of the curve. UNLOCKING THE POWER OF GEN Z INSIGHTS: FOCUSED MARKETING MADE SIMPLE Gen Z is a highly coveted demographic for brands, but their online behavior is often a mystery. Brag goes beyond gaming, and plans on offering unique data advantages to brands while protecting and anonymizing users’ personally identifiable information (PII). Brag believes these offerings will be expanded and enriched by the partnership with Learfield. BRAG WILL OFFER BRANDS: THIS WILL EMPOWER BRANDS TO BENEFIT FROM OUR:

MANAGEMENT & DIRECTORS



LAVELL JUAN

CEO of Brag House

- Co-Founder, Chief Executive Officer and Chairman of the Board
- Former corporate lawyer at Weil, Gotshal & Manges LLP for 10 years where he represented and counseled major corporations
- Developed a financial platform for NFL rookie athletes when serving as CEO at WollerMalloy Management Group
- Holds a full stack developer certificate from Columbia School of Engineering, and a Juris Doctor from Rutgers University School of Law School



DANIEL LEIBOVICH

COO of Brag House

- Co-Founder, Chief Operating Officer, Interim Chief Financial Officer and Director on the Board
- Former lieutenant at a classified division of the Operations Branch in the Israel Defense Forces (IDF)
- Held senior operational and management roles in numerous start-ups, including Cayenne Realty Group, Darktrace and Colu Technologies
- Graduated cum laude from Columbia University with a B.A. in Financial Economics



CHETAN JINDAL

CFO of Brag House

- Chief Financial Officer upon the effectiveness of the IPO
- Founder and Chief Executive Officer of Greenwich Ivy Capital LLC, an investment adviser based in Connecticut
- 20+ years of experience investing in companies across the global equity spectrum, including managing a 40-Act mutual fund and an SEC-registered investment adviser
- Graduated magna cum laude from Yale University, with majors in Economics and Computer Science

MANAGEMENT & DIRECTORS

The Independent Board of Directors will serve on the Board upon the effectiveness of the IPO



KEVIN FOSTER
Independent Board Director

- Managing Director and Global Head of Corporate Affairs at PIF
- Nearly 20 years of advising executives on communications and public affairs
- Held various senior roles at RBC for 12 years, incl. Global Head of Communication
- Held key role at McDonald's Ronald McDonald House Foundation
- Holds degrees in Economics, Political Science, Journalism, and an MBA



DELU JACKSON
Independent Board Director

- Chief Marketing Officer and member of the executive management team at ADT
- Former VP Marketing roles at Conagra Brands, Kellogg Company and McDonald's Corp from 2015 to 2021
- Holds a Masters from NYU and a Bachelors from Princeton University



MICHELE MORROW
Independent Board Director

- Hosted entertainment shows of renowned media brands in video games and sports, including Blizzard Entertainment, ESPN2, TBS and Bleacher Report
- Co-created, produced and starred as a professional gamer in YouTube Originals
- Holds a Bachelors from University of Washington



DANIEL FIDRYA
Independent Board Director

- Senior Vice President performing transformation program management within the COO organization of Citibank
- 10 years of experience from multiple facets of the financial sector
- Former senior Financial role at Stroock & Stroock & Lavan LLP from 2015 to 2019
- Holds a Masters from University of Florida and a Bachelors from Yeshiva University

Invest in Brag CAPITALIZING ON GAMING AND ENGAGEMENT WITH GEN Z OFFERING OVERVIEW o Issuer: Brag House Holdings, Inc. o Exchange / Ticker: NASDAQ / TBH o Sole Deal Manager: Kingswood Capital Partners LLC o Underwriter: WestPark Capital Inc. o Offering Type: INITIAL PUBLIC OFFERING o Security: Shares of common stock o Expected Offering Size: 1,350,000 shares o Expected Offering Amount: 5,400,000 USD o Expected Offering Price: 4.00 USD per share o Shares Outstanding Pre - offering: 9,027,658 shares of common stock USE OF PROCEEDS Net proceeds from this offering are intended to be utilized as shown below: o Sales and Marketing Activities o Product Development o Working Capital o Capital Expenditures. o Repayment of Promissory Notes

WWW.BRAGHOUSE.COM INVESTORS.BRAGHOUSE.COM WE ARE READY TO TAKE THIS TO THE NEXT LEVEL. LET’S DO THIS TOGETHER!